Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Brazil: Total acquires a 20% interest in an exploration block in the pre-salt area of the Santos Basin
Paris, June 30, 2010 – Total announces the acquisition of a 20% interest from Shell in the BM-S-54 license in the Santos Basin. Shell holds the remaining 80% and keeps the operatorship. This acquisition is subject to approval from the Brazilian authorities.
The offshore block, located about 200 kilometres south of Rio de Janeiro, covers an area of 700 square kilometres in water depth of approximately 2,000 metres.
This acquisition is part of Total’s strategy to increase its presence in exploration and production activities in Brazil. “This stake in a block close to the very prolific block BM-S-11, where the Tupi, Iara and Iracema oil fields were discovered, will enable Total to participate in the promising exploration of the pre-salt area of the Santos Basin” stated Marc Blaizot, Senior vice President, Geosciences at Total Exploration & Production.
Exploration drilling is planned for later this year, subject to approval by the National Agency of Petroleum (ANP) and The Brazilian Institute of Environment and Renewable Natural Resources (IBAMA).
Total in Brazil
Total is present in Brazil in several industrial segments through its affiliates Total E&P do Brasil, Total Gás e Electricidade do Brasil, Total Lubrificantes, Hutchinson, Cray Valley, Bostik and Atotech, and employs more than 2,500 people in the country. Total owns 9.7% of the Bolivia-Brasil (TBG) and 25% of the TSB (Transportadora Sulbrasileira de Gás S.A.) gas pipes.
Total has been present in exploration activities during the 70’s with Petrobras, and more recently, in 1999, the Group entered in the deep offshore blocks BFZ-2 and BC-2. In 2001, Total was successful in discovering Xerelete in the BC-2 block, an heavy oil field located by 2,400 metres of water depth in the Campos Basin. Total holds a 41.2% in this block, of which Petrobras is the operator since 2005. A Declaration of Commerciality for this field was submitted to the National Petroleum Agency in August 2007.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com